UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Paper Warehouse, Inc.

(Name of Issuer)

Common Stock, $.03 par value

(Title of Class of Securities)

698941-30-9

(CUSIP Number)

Yale T. Dolginow

Paper Warehouse, Inc.

7630 Excelsior Boulevard

Minneapolis, MN  55426

(952) 936-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Bruce A. Machmeier, Esq.

Oppenheimer Wolff & Donnelly LLP

3300 Plaza VII

45 South 7th Street

Minneapolis, MN  55402

April 3, 2002

(Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

(Amendment No. 2)

CUSIP No. 698941 30 9

1.	Name of Reporting Person Yale T. Dolginow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 997,505

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 997,505

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,505

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 52.4%

14.	Type of Reporting Person IN

Pursuant to Rule 13d-2(a), this Schedule 13D Amendment No. 2 amends Mr. Dolginow’s Amendment No. 1 to Schedule 13G dated November 23, 1998, Mr. Dolginow’s Schedule 13D dated December 31, 2000 and Mr. Dolginow’s Amendment No. 1 to Schedule 13D dated December 17, 2001.

Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $.03 per share, of Paper Warehouse, Inc., a Minnesota corporation.  The address of the principal executive offices of Paper Warehouse is 7630 Excelsior Boulevard, Minneapolis, MN  55426.

Item 2.  Identity and Background.

(a)           This Schedule 13D Amendment No. 2 is being filed by and on behalf of Yale T. Dolginow.

(b)           Mr. Dolginow’s principal business and office address is 7630 Excelsior Boulevard, Minneapolis, MN  55426.

(c)           Mr. Dolginow currently is the Chairman of the Board and the Chief Executive Officer of Paper Warehouse.

(d) - (e)     During the last five years, Mr. Dolginow has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Dolglinow is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 3, 2002, Mr. Dolginow acquired 21,413 shares of the common stock of Paper Warehouse in a private transaction, at a purchase price of $0.855 per share, an aggregate purchase price of $18,308.12.  Mr. Dolginow paid cash for these shares and no funds used to purchase these shares were borrowed.

Item 4.  Purpose of Transaction.

Mr. Dolginow purchased the shares because he believes the market price of the common stock of Paper Warehouse is significantly undervalued, making it a good investment.  Mr. Dolginow controls Paper Warehouse because he owns 52.4% of the outstanding common stock of Paper Warehouse.  Mr. Dolginow reserves the right to exercise any and all of his respective rights as a shareholder of Paper Warehouse (including any potential future acquisition or disposition of shares) in any manner consistent with his equity interest and as permitted by applicable law.

As previously reported in May 2002, Paper Warehouse announced that it had received notification from the Nasdaq Stock Market that Paper Warehouse was not in compliance with one of its SmallCap market maintenance requirements, requiring that Paper Warehouse maintain a minimum of $2 million in net tangible assets or a minimum of $2.5 million in stockholders’ equity.  On May 22, 2002,

Paper Warehouse submitted a plan to Nasdaq covering how and when it expects to achieve and sustain compliance with this requirement.

As of the date hereof, except as noted in the above preceding paragraph, Mr. Dolginow has no plans or proposals regarding:

(i)            Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving Paper Warehouse or any of its subsidiaries;

(ii)           A sale or transfer of a material amount of assets of Paper Warehouse or any of its subsidiaries;

(iii)          Any change in the present Board of Directors or management of Paper Warehouse, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(iv)          Any material change in the present capitalization or dividend policy of Paper Warehouse;

(v)           Any other material change in Paper Warehouse’s business or corporate structure;

(vi)          Changes in Paper Warehouse’s charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of Paper Warehouse by any person;

(vii)         Causing a class of securities of Paper Warehouse to be delisted from a national securities exchange or to cease to be authorized to be quoted in the New York Stock Exchange market;

(viii)        A class of the equity securities of Paper Warehouse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(ix)           Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           As of May 31, 2002, Mr. Dolginow beneficially owned 997,505 shares (52.4% of the common stock, including an aggregate of 132,741 shares held in trust for the benefit of Mr. Dolginow’s daughters and an option to purchase 16,667 shares of common stock) based upon 1,886,192 shares outstanding on April 23, 2002, as reported in Paper Warehouse’s most recent Form 10-K filed on May 2, 2002.

(b)           Mr. Dolginow has sole voting and dispositive power with respect to the 997,505 shares of common stock owned beneficially by Mr. Dolginow.

(c)           See the disclosure under Item 5(a) above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

                Mr. Dolginow entered into a Stock Option Agreement, effective as of January 31, 1992 with Martin A. Mayer, a director of Paper Warehouse, pursuant to which Mr. Mayer has an option to purchase 12,774 shares of common stock at an exercise price of $1.56 per share.  Such Stock Option Agreement expires on September 30, 2011.

                Except as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Dolginow and any other person with respect to any securities of Paper Warehouse.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2002	/s/ Yale T. Dolginow
Yale T. Dolginow

Exhibit Index

Exhibit No.	Description	Method of Filing
10.1	Stock Option Agreement, effective as of January 31, 1992 between Yale T. Dolginow and Martin A. Mayer	Incorporated by reference to Exhibit 10.1 contained in Mr. Dolginow’s Schedule 13D filed with the Securities and Exchange Commission on February 16, 2001 (File No. 005-52581)